

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Our Ref. : EC/FL/GS/CPP/089/03



BY AIRMAIL

27th May, 2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance



Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated May 27, 2003 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Circular regarding the Proposed Privatisation of Ek Chor China Motorcycle Co. Ltd. by Way of a Scheme of Arrangement
   Date : 27th May, 2003
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.





# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*

## DISCLOSEABLE TRANSACTION

## PROPOSED PRIVATISATION OF EK CHOR CHINA MOTORCYCLE CO. LTD. BY WAY OF A SCHEME OF ARRANGEMENT

27th May, 2003

# CONTENTS

*In this circular, unless the context otherwise requires, the following expressions have the following meanings:*

| | |
|---|---|
| "Bermuda Court" | the Supreme Court of Bermuda |
| "Cancellation Price" | a price of US$3.75 per Scheme Share payable to the Scheme Shareholders under the Scheme |
| "Companies Act" | the Companies Act 1981 of Bermuda (as amended) |
| "Company" | C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the main board of the Hong Kong Stock Exchange and The London Stock Exchange Limited |
| "Court Meeting" | a meeting of the Scheme Shareholders to be convened at the direction of the Bermuda Court to consider the Scheme and including any adjournment thereof |
| "EKC" | Ek Chor China Motorcycle Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the New York Stock Exchange and in which the Company owns approximately 68.2% of its issued share capital |
| "EKC Group" | EKC and its subsidiaries |
| "EKC SGM" | a special general meeting of EKC to be held immediately following the conclusion of the Court Meeting for the purpose of considering and, if thought fit, passing the resolution required for the approval and implementation of, and giving effect to, the Scheme |
| "EKC Shareholders" | registered holders of EKC Shares |
| "EKC Shares" | common shares of par value US$0.10 per share in the capital of EKC |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Latest Practicable Date" | 23rd May, 2003, being the latest practicable date prior to the printing of this circular for ascertaining certain information which is contained in this circular |

| | |
|---|---|
| "Listing Rules" | Rules Governing the Listing of Securities on Hong Kong Stock Exchange |
| "Old Share Option Scheme" | the share option scheme of the Company adopted on 10th April, 1992 and which expired on 10th April, 2002 |
| "PRC" | the People's Republic of China |
| "Proposal" | the proposal for the privatisation of EKC by way of the Scheme |
| "Scheme" | a scheme of arrangement under Section 99 of the Companies Act involving, inter alia, the cancellation of all Scheme Shares |
| "Scheme Share(s)" | EKC Share(s) held by Scheme Shareholders |
| "Scheme Shareholder(s)" | EKC Shareholder(s) other than the Company |
| "SFO" | Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share Option Scheme" | the share option scheme of the Company adopted pursuant to an ordinary resolution of the Company passed on 26th November, 2002 |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "RMB" | renminbi, the lawful currency of the PRC |
| "US$" | United States dollar(s), the lawful currency of the US |
| "US" | United States of America |
| "%" | per cent. |

*Note:* For the purpose of this circular, the following exchange rate has been used for conversion into Hong Kong dollars for indication only: US$1 = HK$7.80.



# C.P. POKPHAND CO. LTD.

*(Incorporated in Bermuda with limited liability)*

*Directors:*
Mr. Jaran Chiaravanont
Mr. Montri Jiaravanont
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Prasert Poongkumarn
Mr. Min Tieanworn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Budiman Elkana*
Mr. Cheung Koon Yuet, Peter*

* *Independent non-executive directors*

*Registered office:*
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

*Principal place of business:*
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

27th May, 2003

*To the shareholders of the Company*

Dear Sirs,

## DISCLOSEABLE TRANSACTION

## PROPOSED PRIVATISATION OF EK CHOR CHINA MOTORCYCLE CO. LTD. BY WAY OF A SCHEME OF ARRANGEMENT

### INTRODUCTION

On 16th April, 2003, the directors of the Company announced that EKC proposed to put forward a proposal to the Scheme Shareholders regarding the privatisation of EKC by way of a scheme of arrangement pursuant to Section 99 of the Companies Act. It is proposed under the Proposal that all Scheme Shares will be cancelled in exchange for US$3.75 (approximately HK$29.25) in cash for each Scheme Share.

As at the Latest Practicable Date, the Scheme Shareholders were interested in 5,574,000 EKC Shares, representing approximately 31.8% of the issued share capital of EKC. The amount of cash required in order to effect the Proposal is US$20,902,500 (approximately HK$163,039,500).

The Proposal will be implemented by way of the Scheme. Following the effective date of the Scheme, which is expected to take place on or about 23rd June, 2003, EKC will become a wholly-owned subsidiary of the Company. The Proposal is conditional upon the fulfilment of certain conditions including the approval of the Scheme by the Scheme Shareholders at the Court Meeting and the passing of a resolution required for the approval and implementation of and giving effect to the Scheme by the EKC Shareholders at the EKC SGM as described in the section headed "Conditions of the Scheme" below. EKC intends to have the EKC Shares delisted from the New York Stock Exchange, with such withdrawal to be effective following the completion of the Scheme.

The Proposal constitutes a discloseable transaction of the Company pursuant to Rule 14.12 of the Listing Rules. As at the Latest Practicable Date, Mr. Dhanin Chearavanont, the Chairman, Chief Executive Officer and a director of the Company, and Mr. Sumet Jiaravanon, the Executive Chairman and a director of the Company, together were interested in an aggregate 49.4% of the issued share capital of the Company. They, together with Mr. Thanakorn Seriburi (a director of the Company and of EKC) and Mr. Edward Chih-Li Chen (a director of EKC), were interested in an aggregate of 280,000 EKC Shares (representing approximately 1.6% of the issued share capital of EKC) as at the Latest Practicable Date. As the Proposal involves EKC, being a subsidiary of the Company, agreeing under the terms of the Proposal to pay the Cancellation Price to Scheme Shareholders including those persons as mentioned above in consideration of the cancellation of the Scheme Shares in which these persons are interested, this part of the Proposal will constitute a connected transaction of the Company pursuant to the Listing Rules. The total consideration to be paid by EKC to the aforesaid persons under the Proposal, if it is implemented, will be approximately US$1,050,000 (approximately HK$8,190,000) (based on the Cancellation Price of US$3.75 (approximately HK$29.25) per Scheme Share). Accordingly, it is not subject to the independent shareholders' approval requirement, but particulars are required to be disclosed pursuant to Rule 14.25(1) of the Listing Rules.

The purpose of this circular is to provide you with information regarding the Proposal.

## TERMS OF THE SCHEME

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive the Cancellation Price, being US$3.75 (approximately HK$29.25) in cash from EKC for every Scheme Share held.

The Cancellation Price represents:

- a premium of approximately 23.0% to the closing price of US$3.05 per EKC Share as quoted on the New York Stock Exchange on 15th April, 2003 (the last trading day before the day on which the Company issued the announcement relating to the Proposal and EKC issued a press release and filed the transaction statement relating to the Proposal with the United States Securities and Exchange Commission);

- a premium of approximately 41.5% to the average closing price of US$2.65 per EKC Share as quoted on the New York Stock Exchange based on the daily closing prices as quoted on the New York Stock Exchange over the five trading days up to and including 15th April, 2003;

- a premium of approximately 43.1% to the average closing price of US$2.62 per EKC Share as quoted on the New York Stock Exchange based on the daily closing prices as quoted on the New York Stock Exchange over the ten trading days up to and including 15th April, 2003;

- a premium of approximately 67.4% to the average closing price of US$2.24 per EKC Share as quoted on the New York Stock Exchange based on the daily closing prices as quoted on the New York Stock Exchange over the thirty trading days up to and including 15th April, 2003;

- a premium of approximately 5.3% to the closing price of US$3.56 per EKC Share as quoted on the New York Stock Exchange on the Latest Practicable Date; and

- a discount of approximately 35.6% to the audited net tangible asset value of US$5.82 per EKC Share as at 31st December, 2002.

In determining to approve the Proposal including the Cancellation Price, the directors of EKC have carefully considered and evaluated a number of factors including EKC's limited access to capital through public share markets owing to the limited trading volume of the EKC Shares, the average market price of the EKC Shares in recent years and the benefits of the Proposal as further discussed in the section headed "Reasons for the Proposal" below. The directors of EKC have determined that the Cancellation Price payable to the Scheme Shareholders is fair and reasonable so far as the Scheme Shareholders are concerned. The directors of the Company have considered the same factors and concurred with the determination of the directors of EKC.

As at the Latest Practicable Date, there were 17,526,000 EKC Shares in issue, of which the Company held 11,952,000 EKC Shares, representing approximately 68.2% of the issued capital of EKC, and the Scheme Shareholders held the balance of 5,574,000 EKC Shares, representing approximately 31.8% of the issued capital of EKC. The consideration to be paid to the Scheme Shareholders upon implementation of the Proposal is US$20,902,500 (approximately HK$163,039,500), which will be funded out of the cash on hand of EKC. The directors of EKC have advised that sufficient financial resources are available to EKC for the purposes of implementation of the Proposal.

## CONDITIONS OF THE SCHEME

The Scheme will become effective and binding on EKC and all EKC Shareholders (including Scheme Shareholders) subject to the fulfilment of the following conditions:

(a) the affirmative vote in respect of the Scheme by a majority of the Scheme Shareholders present and voting (either in person or by proxy) who in aggregate hold at least three-fourths of the Scheme Shares voted at the Court Meeting;

(b) the sanction (with or without modification) of the Scheme by the Bermuda Court;

(c) the delivery of a copy of the Order of the Bermuda Court sanctioning the Scheme to the Registrar of Companies in Bermuda for registration, and the due registration by the Registrar of Companies in Bermuda of such Order;

(d) the passing of the necessary resolution to approve and implement the Scheme (including the reduction of both the authorised and issued share capital and the share premium account (additional paid-in capital) of EKC) by a majority of the votes attached to the EKC Shares represented and voted (either in person or by proxy) at the EKC SGM; and

(e) the compliance with the procedural requirements under Section 46 of the Companies Act for the proposed reduction of both the authorised and issued share capital and the share premium account (additional paid-in capital) of EKC to give effect to the Scheme.

## EXPECTED EFFECTIVE DATE OF THE SCHEME

If all the above conditions are fulfilled on schedule, the Company expects that the Scheme will become effective on or about Monday, 23rd June, 2003 upon the due registration by the Registrar of Companies in Bermuda of a copy of the Order of the Bermuda Court sanctioning the Scheme under Section 99 of the Companies Act.

## SHAREHOLDING STRUCTURE OF EKC

As at the Latest Practicable Date, the Company was beneficially interested in 11,952,000 EKC Shares, representing approximately 68.2% of the issued share capital of EKC. As at the same date, Mr. Dhanin Chearavanont, the Chairman, Chief Executive Officer and a director of the Company, and Mr. Sumet Jiaravanon, the Executive Chairman and a director of the Company, together were interested in an aggregate 49.4% of the issued share capital of the Company. They, together with Mr. Thanakorn Seriburi (a director of the Company and of EKC) and Mr. Edward Chih-Li Chen (a director of EKC), were interested in an aggregate of 280,000 EKC Shares (representing approximately 1.6% of the issued share capital of EKC). No other person who is regarded as a connected person in relation to the Company for the purposes of the Listing Rules was interested in the EKC Shares as at the Latest Practicable Date.

The table below sets out the shareholding structure of EKC as at the Latest Practicable Date and immediately after the Scheme has become effective:

| | As at the Latest Practicable Date | | Immediately after the Scheme has become effective | |
|---|---|---|---|---|
| **Shareholders** | *Number of EKC Shares* | *%* | *Number of EKC Shares* | *%* |
| The Company | 11,952,000 | 68.2 | 11,952,000 | 100.0 |
| The connected persons of the Company | 280,000 | 1.6 | – | – |
| Other EKC Shareholders | 5,294,000 | 30.2 | – | – |
| Total | 17,526,000 | 100.0 | 11,952,000 | 100.0 |

Following the effective date of the Scheme, EKC will become a wholly-owned subsidiary of the Company.

## INFORMATION ON EKC

EKC is an investment holding company incorporated in Bermuda with limited liability on 16th October, 1987 and EKC Shares have been listed on the New York Stock Exchange since 1993. Its joint ventures in the PRC are principally engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors and certain other automotive parts and components and the dealership of earth moving machine and power generation equipment. A summary of the audited consolidated statements of income of the EKC Group for the two financial years ended 31st December, 2002, which was extracted from the audited financial statements of EKC for the financial year ended 31st December, 2002, is as follows:

| | Year ended 31st December, 2002 *RMB/US$('000)* | Year ended 31st December, 2001 *RMB/US$('000)* |
|---|---|---|
| Turnover | – | – |
| Share of net income of joint ventures and associated companies | 73,890/8,924 | 54,090/6,533 |
| Net income before minority interests and tax from continuing operations | 33,320/4,024 | 33,565/4,054 |
| Net income from continuing operations | 34,639/4,184 | 34,507/4,167 |
| Net income from discontinued operations | 18,326/2,213 | 3,832/463 |
| Net income | 52,965/6,397 | 38,339/4,630 |

As at 31st December, 2002, the shareholders' equity of EKC was approximately US$101.95 million (approximately HK$795.21 million). The accounts of EKC have been and will continue to be consolidated with the accounts of the Company and its other subsidiaries before and after the Scheme becoming effective.

## REASONS FOR THE PROPOSAL

The Company is an investment holding company incorporated in Bermuda with limited liability and its shares are listed on the main board of the Hong Kong Stock Exchange and The London Stock Exchange Limited. Its subsidiaries, other than EKC, are principally engaged in the trading of agricultural products, feedmill and poultry operations and investment holding. As mentioned above, EKC is an investment holding company and its joint ventures in the PRC are principally engaged in the design, manufacture and sale of motorcycles and motorcycle parts and components, automotive air conditioner compressors and carburetors and certain other automotive parts and components and the dealership of earth moving machines and power generation equipment.

In the past two years, EKC and the Company have considered a variety of options for optimizing returns on their respective investments and enhancing value for their respective shareholders. Following the PRC's accession to the World Trade Organization in 2001, the PRC's import restrictions on automotive components, automobiles and motorcycles have diminished and tariffs have been, and are expected to continue to be, gradually lowered. Although these developments could benefit EKC by reducing the cost of imported parts and components used in its businesses, lower tariffs and reduced import restrictions could also lead to increased competition in sales of products such as motorcycles, air conditioner compressors and carburetors, increased downward pressure on profit margin and, therefore, could have an adverse effect on the financial performance of certain businesses of EKC.

EKC's management has decided to pursue the Proposal as the effect of the more challenging environment that EKC faced as a result of the PRC's accession to the World Trade Organization has underscored the need to reduce the level of expenditures and simplify corporate structure. The directors of EKC have determined that the Proposal is fair to, and in the best interest of, the Scheme Shareholders and have recommended to the Scheme Shareholders to approve and adopt the Scheme. EKC will finance the Proposal, including the aggregate Cancellation Price to be paid to the Scheme Shareholders amounting to US$20,902,500 (approximately HK$163,039,500), using cash on hand.

## EFFECTS OF THE PROPOSAL

### (a) Earnings

The Company expects that, as a result of the implementation of the Proposal, after taking into account the elimination of minority interests in EKC (being the Scheme Shareholders) and the costs of maintaining the listing of EKC on the New York Stock Exchange which will no longer be required, as well as the costs associated with the Proposal, on a proforma basis, the earnings of the Company for the year ended 31st December, 2002 would have increased by approximately US$0.42 million (approximately HK$3.28 million).

(b) Net assets

The audited net tangible asset value of the Group was approximately US$147.05 million (approximately HK$1,146.99 million) as at 31st December, 2002. Upon implementation of the Proposal, and on a proforma basis, the net tangible asset value of the Group would have increased to approximately US$156.95 million (approximately HK$1,224.21 million).

(c) Gearing

The Group's debt to equity ratio (calculated by dividing the total debt by the net asset value) was approximately 283% as at 31st December, 2002. Upon implementation of the Proposal, and on a proforma basis, the Group's debt to equity ratio would have been reduced to approximately 272%.

WITHDRAWAL OF LISTING OF THE EKC SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the Scheme Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. EKC will apply to the New York Stock Exchange for the withdrawal of listing of the EKC Shares on the New York Stock Exchange, with such withdrawal to be effective following the completion of the Scheme. Save as stated above, no other conditions are required to be satisfied prior to EKC applying to the New York Stock Exchange for the withdrawal of listing of the EKC Shares.

GENERAL

The Proposal will constitute a discloseable transaction for the Company pursuant to Rule 14.12 of the Listing Rules. As at the Latest Practicable Date, Mr. Dhanin Chearavanont, the Chairman, Chief Executive Officer and a director of the Company, and Mr. Sumet Jiaravanon, the Executive Chairman and a director of the Company, together were interested in an aggregate 49.4% of the issued share capital of the Company. They, together with Mr. Thanakorn Seriburi (a director of the Company and of EKC) and Mr. Edward Chih-Li Chen (a director of EKC), were interested in an aggregate of 280,000 EKC Shares (representing approximately 1.6% of the issued share capital of EKC) as at the Latest Practicable Date. As the Proposal involves EKC, being a subsidiary of the Company, agreeing under the terms of the Proposal to pay the Cancellation Price to Scheme Shareholders, including those persons as mentioned above, in consideration of the cancellation of the Scheme Shares in which these persons are interested, this part of the Proposal will constitute a connected transaction of the Company pursuant to the Listing Rules. The total consideration to be paid by EKC to the aforesaid persons under the Proposal, if it is implemented, will be approximately US$1,050,000 (approximately HK$8,190,000) (based on the Cancellation Price of US$3.75 (approximately HK$29.25) per Scheme Share). Accordingly, it is not subject to the independent shareholders' approval requirement, but particulars are required to be disclosed pursuant to Rule 14.25(1) of the Listing Rules.

As at the Latest Practicable Date, the Company was beneficially interested in 11,952,000 EKC Shares, representing approximately 68.2% of the issued share capital of EKC. EKC Shares held by the Company will not form part of the Scheme Shares. Accordingly, the Company is not a Scheme Shareholder and is not entitled to vote at the Court Meeting. Certain Scheme Shareholders including Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Thanakorn Seriburi and Mr. Edward Chih-Li Chen, primarily directors and executive officers of the Company and/or EKC, have undertaken in relation to the Scheme Shares of which they are beneficial owners that such shares will remain beneficially owned by them until the date on which the Scheme becomes effective, is withdrawn or lapses and will not be represented or voted on the resolution approving the Scheme at the Court Meeting. All EKC Shareholders (including the Company) will have rights of attendance, participation and the capacity to vote at the EKC SGM. The Company has indicated to EKC that, if the Scheme is approved at the Court Meeting, it will vote in favour of the resolution to be proposed at the EKC SGM to be convened immediately following the Court Meeting to approve, implement and give effect to the Scheme.

**FURTHER INFORMATION**

Your attention is also drawn to the information set out in the appendix of this circular.

Yours faithfully,
By Order of the Board
**Dhanin Chearavanont**
*Chairman and Chief Executive Officer*

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the directors and chief executive of the Company in the shares in or debentures of, or short position in shares in the relevant share capital of the Company or any associated corporation (within the meaning of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to section 347 of the SFO (including interests which they were deemed or taken to have under sections 344 and 345 of the SFO) or pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

### The Company

| Name of director | Nature of interests | Number of shares |
|---|---|---|
| Jaran Chiaravanont | Personal | 843,750 |
| Dhanin Chearavanont | Corporate (1) | 1,066,662,834 |
| Sumet Jiaravanon | Corporate (1) | 1,066,662,834 (2) |

*Notes:*

(1) 447,470,889 shares were held by Perfect Investment Limited, 572,482,210 shares were held by Pakeman Co. Inc. and 46,709,735 shares were held by C.P. Intertrade Co., Ltd. Dhanin Chearavanont and Sumet Jiaravanon have indirect beneficial interests in these three companies.

(2) 1,066,662,834 shares are duplicated in the corporate interests attributable to Dhanin Chearavanont.

### Associated corporations

| Name of director/ chief executive | Name of corporation in which notifiable interest is held | Number of shares held |
|---|---|---|
| Dhanin Chearavanont | EKC | 80,000 |
| | P.T. Central Proteinaprima | 214,167,770 |
| | P.T. Surya Hidup Satwa | 104,400,000 |
| Sumet Jiaravanon | EKC | 80,000 |
| | P.T. Central Proteinaprima | 214,167,770* |
| | P.T. Surya Hidup Satwa | 104,400,000* |
| Thanakorn Seriburi | Chia Tai Quanzhou Company Limited | 20,000 |
| | EKC | 100,000 |

* The interests in these shares duplicate the interests of Dhanin Chearavanont in the same shares disclosed above.

**Share options**

Certain directors of the Company were granted share options under the Old Share Option Scheme and the Share Option Scheme. The interests of the directors of the Company in options to subscribe for shares of the Company under both the Old Share Option Scheme and the Share Option Scheme as at the Latest Practicable Date were as follows:

| Name of director | Date of grant | Number of shares issuable upon exercise of options held as at the Latest Practicable Date | Period during which options are exercisable | Price per share to be paid on exercise of options *HK$* |
|---|---|---|---|---|
| Dhanin Chearavanont | 26th February, 2003 | 12,800,000 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Sumet Jiaravanon | 26th February, 2003 | 12,800,000 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Prasert Poongkumarn | 20th May, 1994 | 18,479,248 | 20th May, 1994 to 20th May, 2004 | 1.752 |
| | 26th February, 2003 | 21,584,807 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Min Tieanworn | 26th February, 2003 | 21,584,807 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Thirayut Phitya-Isarakul | 10th August, 1998 | 25,000,000 | 10th August, 1998 to 10th August, 2008 | 0.3875 |
| | 26th February, 2003 | 21,584,807 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Thanakorn Seriburi | 10th August, 1998 | 17,500,000 | 10th August, 1998 to 10th August, 2008 | 0.3875 |
| | 26th February, 2003 | 21,584,807 | 26th February, 2003 to 25th February, 2013 | 0.39 |
| Veeravat Kanchanadul | 26th February, 2003 | 21,584,807 | 26th February, 2003 to 25th February, 2013 | 0.39 |

Save as disclosed herein, as at the Latest Practicable Date, the Company had not been notified of the interest of any directors or chief executive of the Company in any share in or debenture of, or short position in shares in the relevant share capital of the Company or any associated corporations (within the meaning of SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to section 347 of the SFO (including the interests which they were deemed or taken to have under sections 344 and 345 of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein.

## SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interests in shares and short positions required to be kept by the Company pursuant to section 336 of the SFO, the following persons were interested in 5% or more of the issued share capital of the Company:

| Name of shareholder | Percentage | *Notes* | Number of shares |
|---|---|---|---|
| Citigroup Inc. | 8.43 | 1 | 181,886,124 |
| Charoen Pokphand Overseas Investment Company Limited | 9.24 | 2 | 199,507,249 |
| Charoen Pokphand (Hong Kong) Company Limited | 9.24 | 2 | 199,507,249 |
| Chia Tai International Investment Company Limited | 11.49 | 3 | 247,963,640 |
| Charoen Pokphand (China) Company Limited | 11.49 | 3 | 247,963,640 |
| Charoen Pokphand Holding Company Limited | 20.73 | 4 | 447,470,889 |
| Perfect Investment Limited | 20.73 | 5 | 447,470,889 |
| Pakeman Co. Inc. | 26.52 | 6 | 572,482,210 |
| CPI Holding Co., Ltd. | 2.16 | 7 | 46,709,735 |
| C.P. Intertrade Co., Ltd. | 2.16 | 7 | 46,709,735 |
| Dhanin Chearavanont | 49.42 | 8 | 1,066,662,834 |
| Sumet Jiaravanon | 49.42 | 8 | 1,066,662,834 |

*Notes:*

1. Of the 181,886,124 shares held by Citigroup Inc., 181,503,699 shares were held as security, 364,625 shares were held as investment manager and the balance of 17,800 shares were held beneficially.

2. Charoen Pokphand Overseas Investment Company Limited ("CP Overseas") directly owned 199,507,249 shares. Charoen Pokphand (Hong Kong) Company Limited ("CP Hong Kong") has also declared an interest in these same 199,507,249 shares by virtue of its shareholding in CP Overseas.

3. Chia Tai International Investment Company Limited ("CTII") directly owned 247,963,640 shares. Charoen Pokphand (China) Company Limited ("CP China") has also declared an interest in these same 247,963,640 shares by virtue of its shareholding in CTII.

4. Charoen Pokphand Holding Company Limited ("CP Holding") has declared an interest in an aggregate of 447,470,889 shares which were comprised of the 199,507,249 shares referred to in Note 2 above by virtue of its shareholding in CP Hong Kong and the 247,963,640 shares referred to in Note 3 above by virtue of its shareholding in CP China.

5. Perfect Investment Limited has declared an interest in the same 447,470,889 shares in which CP Holding has declared an interest (see Note 4), by virtue of its shareholding in CP Holding.

6. Pakeman Co. Inc. beneficially owned a total of 572,482,210 shares.

7. CPI Holding Co., Ltd. directly owned 46,709,735 shares. C.P. Intertrade Co., Ltd. has declared an interest in the same 46,709,735 shares by virtue of its beneficial shareholding in CPI Holding Co., Ltd.

8. Each of Dhanin Chearavanont and Sumet Jiaravanon has declared an interest in an aggregate of 1,066,662,834 shares, comprising the 447,470,889 shares in which Perfect Investment Limited has declared an interest (see Note 5 above), the 572,482,210 shares in which Pakeman Co. Inc. has declared an interest (see Note 6 above) and the 46,709,735 shares in which C.P. Intertrade Co., Ltd. has declared an interest (see Note 7 above) by virtue of their respective beneficial shareholding interests in these three companies.

Save as disclosed herein and so far as is known to or can be ascertained after reasonable enquiry by the directors of the Company, the directors of the Company are not aware of any person (not being a director or chief executive of the Company) who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries as at the Latest Practicable Date.

## LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the directors of the Company to be pending or threatened by or against the Company or any of its subsidiaries.

## GENERAL

(a) No existing or proposed service contracts have been entered into between any of the directors of the Company and any member of the Group, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

(b) The secretary of the Company is Ms. Choi Yi Mei. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The English text of this circular shall prevail over the Chinese text.

**此乃要件　請即處理**

**閣下如**對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。





# 卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

## 須予披露之交易

## 易初中國摩托車有限公司
## 透過一項協議計劃建議私有化

二零零三年五月二十七日

# 目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

| | | |
|---|---|---|
| 「百慕達法院」 | 指 | 百慕達高等法院 |
| 「註銷價」 | 指 | 根據協議支付予協議股東每股協議股份3.75美元 |
| 「公司法」 | 指 | 百慕達公司法1981(經修訂) |
| 「本公司」 | 指 | 卜蜂國際有限公司，一家於百慕達註冊成立之獲豁免有限責任公司，其股份於香港聯交所主板及倫敦證券交易所上市 |
| 「法院指令會議」 | 指 | 奉百慕達法院指令召開之協議股東大會，包括其任何續會，以考慮協議 |
| 「易初中國」 | 指 | 易初中國摩托車有限公司，一家於百慕達註冊成立之獲豁免有限責任公司，其股份於紐約證券交易所上市，而本公司持有其約68.2%之已發行股本 |
| 「易初中國集團」 | 指 | 易初中國及其附屬公司 |
| 「易初中國股東特別大會」 | 指 | 緊隨法院指令會議後，易初中國將召開之股東特別大會，藉以考慮及酌情通過為批准、執行及促使協議生效之決議案 |
| 「易初中國股東」 | 指 | 易初中國之股份登記持有人 |
| 「易初中國股份」 | 指 | 易初中國股本中，每股面值0.10美元之法定普通股 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 中華人民共和國香港特別行政區 |
| 「香港聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「最後實際可行日期」 | 指 | 二零零三年五月二十三日，確定本通函內所載資料之最後實際可行日期 |

| | | |
|---|---|---|
| 「上市規則」 | 指 | 香港聯交所證券上市規則 |
| 「舊購股權計劃」 | 指 | 本公司於一九九二年四月十日採納之購股權計劃，並已於二零零二年四月十日屆滿 |
| 「中國」 | 指 | 中華人民共和國 |
| 「建議」 | 指 | 建議透過協議對易初中國進行私有化 |
| 「協議」 | 指 | 根據公司法第99條，其中涉及透過一項協議計劃註銷所有協議股份 |
| 「協議股份」 | 指 | 由協議股東持有之易初中國股份 |
| 「協議股東」 | 指 | 易初中國股東(本公司除外) |
| 「證券及期貨條例」 | 指 | 證券及期貨條例(香港法例第571章) |
| 「購股權計劃」 | 指 | 根據本公司於二零零二年十一月二十六日通過之普通決議案而採納之本公司購股權計劃 |
| 「港元」 | 指 | 港元，香港之法定貨幣 |
| 「人民幣」 | 指 | 人民幣，中華人民共和國之法定貨幣 |
| 「美元」 | 指 | 美元，美國之法定貨幣 |
| 「美國」 | 指 | 美利堅合眾國 |
| 「%」 | 指 | 百份率 |

附註：　在本通函內，美元兑換港元之數額乃按1美元=7.80港元之兑換率計算，並僅供參考。



# 卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

| 董事： | 註冊辦事處： |
|---|---|
| 謝正民先生 | Cedar House |
| 謝大民先生 | 41 Cedar Avenue |
| 謝國民先生 | Hamilton HM12 |
| 謝中民先生 | Bermuda |
| 盧岳勝先生 | |
| 張中民先生 | 主要營業地點： |
| 李紹慶先生 | 香港 |
| 李紹祝先生 | 夏愨道十六號 |
| Veeravat Kanchanadul先生 | 遠東金融中心 |
| Budiman Elkana先生* | 二十一樓 |
| 張冠粵先生* | |

* 獨立非執行董事

敬啟者：

## 須予披露之交易

## 易初中國摩托車有限公司
## 透過一項協議計劃建議私有化

### 緒言

於二零零三年四月十六日，本公司董事宣佈，易初中國根據公司法第99條透過一項協議計劃向協議股東提出易初中國私有化建議。建議以每股協議股份換取現金3.75美元(約29.25港元)後，協議股份將被註銷。

於最後實際可行日期，協議股東持有5,574,000股易初中國股份，相等於易初中國已發行股本約31.8%。建議生效所需之現金數額約為20,902,500美元(約163,039,500港元)。

建議將透過一項協議計劃進行。緊隨協議生效後(預期於二零零三年六月二十三日或前後生效),易初中國將成為本公司一家全資附屬公司。建議須待若干條件達成,包括下述「協議條件」一節所述,於法院指令會議取得協議股東批准協議及易初中國股東於易初中國股東特別大會上通過批准及履行令協議生效所須之決議案,方可作實。易初中國欲將易初中國股份於紐約證券交易所除牌,撤回上市地位將於完成協議後生效。

建議將構成根據上市規則第14.12條下本公司之一項須予披露之交易。於最後實際可行日期,本公司之董事長、首席執行長及董事謝國民先生與本公司之執行董事長及董事謝中民先生,合共持有本公司已發行股本之49.4%。彼等與李紹祝先生(本公司及易初中國之董事)及陳致理先生(易初中國之董事)於最後實際可行日期,合共持有280,000股易初中國股份(相等於易初中國已發行股本約1.6%)。由於此建議關於易初中國(本公司一家附屬公司)根據建議條款下同意支付予協議股東(包括上述人士)註銷價,註銷上述人士於協議股份中權益,建議中之此部份將構成根據上市規則下本公司之一項關連交易。倘若執行,根據建議,易初中國須支付予上述人士之總代價約為1,050,000美元(約8,190,000港元)(按每股協議股份註銷價3.75美元(約29.25港元)計算)。據此,概無需待獨立股東批准後,方可進行之要求。然而,有關資料需根據上市規則第14.25(1)條披露。

本通函旨在向　閣下提供有關建議之資料。

## 協議條款

協議將註銷協議股份,而各協議股東將有權向易初中國收取每股協議股份3.75美元(約29.25港元)之註銷價。

註銷價相等於:

- 易初中國股份於二零零三年四月十五日(即本公司發出有關建議之公佈及易初中國就有關建議將交易函件向美國證監會呈交及發出公佈前之最後交易日)在紐約證券交易所錄得之收市價每股股份3.05美元之約23.0%溢價;
- 易初中國股份根據包括至二零零三年四月十五日止五個交易日於紐約證券交易所錄得列載於紐約證券交易所之每股股份平均收市價2.65美元之約41.5%溢價;

- 易初中國股份根據包括至二零零三年四月十五日止十個交易日於紐約證券交易所錄得列載於紐約證券交易所之每股股份平均收市價2.62美元之約43.1%溢價；

- 易初中國股份根據包括至二零零三年四月十五日止三十個交易日於紐約證券交易所錄得列載於紐約證券交易所之每股股份平均收市價2.24美元之約67.4%溢價；

- 於最後實際可行日期，易初中國股份在紐約證券交易所錄得之每股股份收市價3.56美元之約5.3%溢價；及

- 於二零零二年十二月三十一日每股易初中國股份有形資產淨值5.82美元之約35.6%折讓。

於決定批准建議(包括註銷價)，易初中國董事已仔細考慮及評估數項因素，其中包括下述「建議之原因」一節中進一步探討有關易初中國因其股份交投量疏落，導致透過公開股份市場流入之資金有限、易初中國股份近年來之平均市價及建議之利益。易初中國董事認為支付協議股東之註銷價對協議股東而言為公平及合理。本公司董事亦已考慮同樣因素，並與易初中國董事意見一致。

於最後實際可行日期，已發行之易初中國股份為17,526,000股，其中包括本公司持有之11,952,000股易初中國股份(約相等於易初中國已發行股本之68.2%)及協議股東持有餘下之5,574,000股易初中國股份(約相等於易初中國已發行股本之31.8%)。使建議生效所需支付予協議股東之代價約為20,902,500美元(約163,039,500港元)，將由易初中國之現有資金提供。易初中國董事認為易初中國持有足夠財政資源以進行建議。

## 協議條件

協議必須待下列條件達成後，方為有效，並對易初中國及所有易初中國股東(包括協議股東)具約束力：

(a) 於法院指令會議上，代表不少於共持有協議股份四分之三的多數協議股東(親自或委任代表)出席及投票贊成協議；

(b) 百慕達法院批准協議(無論有否修訂)；

(c) 百慕達法院批准協議之指令副本送呈百慕達之公司註冊處登記及百慕達之公司註冊處完成該指令之登記；

(d) 於易初中國股東特別大會上由多數持有易初中國股份之股東（親自或委任代表）出席及投票通過有關批准及履行協議（包括縮減易初中國之法定及已發行股本和股份溢價賬）所須之決議案；及

(e) 為使協議生效，將遵照公司法第46條之規定程序，進行建議縮減易初中國之法定及已發行股本和股份溢價賬。

## 預期協議生效日期

倘上述所有條件均能如期達成，本公司預計協議將於二零零三年六月二十三日（星期一）或前後生效，並須待根據公司法第99條將百慕達法院批准協議之指令副本送呈於百慕達之公司註冊處完成登記落實。

## 易初中國之股權架構

於最後實際可行日期，本公司實益持有11,952,000股易初中國股份，佔易初中國已發行股本約68.2%。於同日，本公司之董事長、首席執行長及董事謝國民先生與本公司之執行董事長及董事謝中民先生，合共持有本公司已發行股本之49.4%。彼等與李紹祝先生（本公司及易初中國之董事）及陳致理先生（易初中國之董事），合共持有280,000股易初中國股份（相等於易初中國已發行股本約1.6%）。除上述披露外，於最後實際可行日期，本公司之關連人士並無股份權益。

下表載列易初中國於最後實際可行日期及緊隨協議生效後之股權結構：

| 股東 | 於最後實際可行日期<br>易初中國<br>股份數目 | % | 緊隨協議生效後<br>易初中國<br>股份數目 | % |
|---|---|---|---|---|
| 本公司 | 11,952,000 | 68.2 | 11,952,000 | 100.0 |
| 本公司之關連人士 | 280,000 | 1.6 | – | – |
| 其他易初中國股東 | 5,294,000 | 30.2 | – | – |
| 總數 | 17,526,000 | 100.0 | 11,952,000 | 100.0 |

緊隨協議生效日期後，易初中國將成為本公司一家全資附屬公司。

## 易初中國之資料

易初中國為一家於一九八七年十月十六日在百慕達註冊成立之有限責任公司，從事投資控股。易初中國股份自一九九三年起於紐約證券交易所上市。其合營企業公司於中國主要從事設計、產銷摩托車及摩托車零部件、汽車空調壓縮機和化油器、其他汽車零部件業務及經營推土機與發電機設備之經銷權。摘錄自易初中國截至二零零二年十二月三十一日止年度之經審核財務報告中，易初中國集團截至二零零二年十二月三十一日止兩個財政年度之經審核綜合收益報表之摘要如下：

| | 二零零二年十二月三十一日止年度<br>人民幣／美元（千元） | 二零零一年十二月三十一日止年度<br>人民幣／美元（千元） |
|---|---|---|
| 營業額 | — | — |
| 應佔合營企業及聯營公司收益淨額 | 73,890/8,924 | 54,090/6,533 |
| 源自持續業務之除少數股東及税前收益淨額 | 33,320/4,024 | 33,565/4,054 |
| 源自持續業務之收益淨額 | 34,639/4,184 | 34,507/4,167 |
| 源自非持續業務之收益淨額 | 18,326/2,213 | 3,832/463 |
| 收益淨額 | 52,965/6,397 | 38,339/4,630 |

於二零零二年十二月三十一日，易初中國之股東權益約為101,950,000美元（約795,210,000港元）。於協議生效前及後，易初中國之賬目已列入及將持續列入本公司及其附屬公司之綜合賬目內。

## 建議之原因

本公司為一家於百慕達註冊成立之有限責任公司，從事投資控股。其股份於香港聯交所主板及倫敦證券交易所上市。其附屬公司(易初中國除外)主要從事農產品貿易、經營飼料及禽畜業務及物業與投資控股。如上述所示，易初中國從事投資控股，其合營企業於中國主要從事設計、產銷摩托車及摩托車零部件、汽車空調壓縮機和化油器、其他汽車零部件業務及經營推土機與發電機設備之經銷權。

於過往兩年，易初中國及本公司曾考慮一系列方案以提高股東投資回報及增加其股份價值。隨着中國於二零零一年加入世界貿易組織後，中國對汽車零部件、汽車及摩托車實施之入口限制已減少，同時，關稅已下降，並預期將會繼續降低。儘管此項趨勢對易初中國於業務上可減少零部件之入口成本有利，降低關稅及入口限制亦增加摩托車、汽車空調壓縮機和化油器之產品銷售競爭壓力，對邊際利潤帶來下調壓力。因此，對易初中國若干業務之表現將可能有負面影響。

隨著中國加入世界貿易組織後，面對更具挑戰性之經營環境，易初中國之管理層決定進行建議以減少開支及簡化公司架構。易初中國董事認為建議乃公平及對協議股東而言，最為有利，並提議協議股東批准採納協議。易初中國將會以現有資金支付建議，包括支付總額為20,902,500美元(約163,039,500港元)之註銷價。

## 建議之影響

### (a) 盈利

本公司預期當建議完成後，當計入撇除易初中國之少數股東權益(即協議股東)及無須再支付易初中國於紐約證券交易所維持上市地位之費用及建議之相關費用後，按備考基準，本公司截至二零零二年十二月三十一日止年度之盈利可增加約420,000美元(約3,280,000港元)。

(b) **資產淨額**

於二零零二年十二月三十一日，本集團經審核之有形資產淨額約為147,050,000美元(約1,146,990,000港元)。當實行建議後及按備考基準，本集團之有形資產淨額可增至約156,950,000美元(約1,224,210,000港元)。

(c) **資產負債比率**

於二零零二年十二月三十一日，本集團之資產負債比率(以負債總額除以資產淨額之計算方法)約為283%。當實行建議後及按備考基準，本集團之資本負債比率將下調至約272%。

## 撤回易初中國股份上市地位

當協議正式生效時，所有協議股份將被註銷。協議股東所持有協議股份之股票將不再為有效之文件或權益之證據。易初中國將向紐約證券交易所申請撤回易初中國股份於紐約證券交易所之上市地位，撤回上市地位將於完成協議後生效。除上文所述外，易初中國向紐約證券交易所申請撤回易初中國股份於紐約證券交易所之上市地位時概無其他條件須要達成。

## 一般資料

建議構成根據上市規則第14.12條下本公司一項須予披露之交易。於最後實際可行日期，本公司之董事長、首席執行長及董事謝國民先生和本公司之執行董事長及董事謝中民先生，合共持有本公司已發行股本之49.4%。彼等與李紹祝先生(本公司及易初中國之董事)及陳致理先生(易初中國之董事)於最後實際可行日期，合共持有280,000股易初中國股份(相等於易初中國已發行股本約1.6%)。由於建議關於易初中國(本公司一家附屬公司)根據建議條款下同意支付予協議股東(包括上述人士)註銷價，註銷上述人士於協議股份中權益，建議中之此部份將構成根據上市規則下本公司一項關連交易。倘若執行，根據建議，易初中國須支付予上述人士之總代價約為1,050,000美元(約8,190,000港元)(按每股協議股份註銷價3.75美元(約29.25港元)計算)。據此，概無需待獨立股東批准後，方可進行之要求。然而，有關之資料需根據上市規則第14.25(1)條披露。

於最後實際可行日期，本公司實益擁有11,952,000股易初中國股份，約佔易初中國已發行股本之約68.2%，本公司持有之易初中國股份將不會構成協議股份之部份。據此，本公司亦不會在法院指令會議上投票。若干協議股東，包括謝國民先生、謝中民先生、李紹祝先生及陳致理先生，為本公司及／或易初中國之董事及行政人員，承諾就其持有之協議股份，將繼續實益持有，直至當協議生效、撤回或失效之日及將不會於法院指令會議出席及投票批准協議之決議案。所有易初中國股東(包括本公司)將有權出席及參與易初中國股東特別大會及投票。本公司已向易初中國表示，倘法院指令會議批准協議，本公司將投票贊成通過易初中國為批准、履行及令協議生效而召開易初中國股東特別大會(緊隨法院指令會議後)之決議案。

## 進一步資料

敬請　閣下垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
董事長及首席執行長
**謝國民**
謹啟

二零零三年五月二十七日

## 責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關本公司之資料。本公司之董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

## 權益之披露

於最後實際可行日期，各董事及本公司主要行政人員於本公司或任何聯繫法團（定義見證券及期貨條例）擁有之股份、債券或淡倉之股份權益，根據證券及期貨條例第347條規定須知會本公司及香港聯交所（包括根據證券及期貨條例第344條及第345條有關規定被視為或當作擁有之權益）或根據證券及期貨條例第352條所指定須記錄在登記冊中，或根據上市公司董事進行證券交易標準守則而須知會本公司及香港聯交所之權益如下：

### 本公司

| 董事名稱 | 權益性質 | 股份總數 |
|---|---|---|
| 謝正民 | 個人 | 843,750 |
| 謝國民 | 公司(1) | 1,066,662,834 |
| 謝中民 | 公司(1) | 1,066,662,834(2) |

附註：

(1) 447,470,889股為Perfect Investment Limted所持有之股份，572,482,210股為Pakeman Co. Inc.持有之股份，而46,709,735股為C.P. Intertrade Co., Ltd.所持有之股份。謝國民及謝中民於此三家公司均擁有實益權益。

(2) 上述之1,066,662,834股股份亦即謝國民所持有之權益。

### 聯繫公司

| 董事／主要行政人員名稱 | 持有須予通知權益之公司名稱 | 股份數目 |
|---|---|---|
| 謝國民 | 易初中國 | 80,000 |
| | P.T. Central Proteinaprima | 214,167,770 |
| | P.T. Surya Hidup Satwa | 104,400,000 |
| 謝中民 | 易初中國 | 80,000 |
| | P.T. Central Proteinaprima | 214,167,770* |
| | P.T. Surya Hidup Satwa | 104,400,000* |
| 李紹祝 | 正大泉州有限公司 | 20,000 |
| | 易初中國 | 100,000 |

* 此等股份亦即上述所披露謝國民所持有之權益。

## 購股權

本公司按舊購股權計劃及購股權計劃授出購股權予若干董事。董事根據舊購股權計劃及購股權計劃於最後實際可行日期，有權認購本公司股份之權益如下：

| 董事名稱 | 授出日期 | 於最後實際可行日期可行使及發行購股權數額 | 可行使購股權期限 | 行使購股權每股需付價格 港元 |
|---|---|---|---|---|
| 謝國民 | 二零零三年二月二十六日 | 12,800,000 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| 謝中民 | 二零零三年二月二十六日 | 12,800,000 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| 盧岳勝 | 一九九四年五月二十日 | 18,479,248 | 一九九四年五月二十日至二零零四年五月二十日 | 1.752 |
| | 二零零三年二月二十六日 | 21,584,807 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| 張中民 | 二零零三年二月二十六日 | 21,584,807 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| 李紹慶 | 一九九八年八月十日 | 25,000,000 | 一九九八年八月十日至二零零八年八月十日 | 0.3875 |
| | 二零零三年二月二十六日 | 21,584,807 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| 李紹祝 | 一九九八年八月十日 | 17,500,000 | 一九九八年八月十日至二零零八年八月十日 | 0.3875 |
| | 二零零三年二月二十六日 | 21,584,807 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |
| Veeravat Kanchanadul | 二零零三年二月二十六日 | 21,584,807 | 二零零三年二月二十六日至二零一三年二月二十五日 | 0.39 |

除本通函所披露者外，於最後實際可行日期，概無任何董事或本公司主要行政人員於本公司或任何聯繫法團(定義見證券及期貨條例)擁有之股份、債券或淡倉之股份權益，根據證券及期貨條例第347條規定須知會本公司及香港聯交所(包括根據證券及期貨條例第344條及第345條有關規定被視為或當作擁有之權益)或根據證券及期貨條例第352條所指定須記錄在登記冊中，或根據上市公司董事進行證券交易標準守則而須知會本公司及香港聯交所之權益。

## 主要股東

於最後實際可行日期，根據證券及期貨條例第336條須由本公司保存之登記冊中，下述股東持有本公司已發行股本中5%以上之權益：

| 股東名稱 | % | 附註 | 所持之股份數目 |
|---|---|---|---|
| Citigroup Inc. | 8.43 | 1 | 181,886,124 |
| 卜蜂海外投資有限公司 | 9.24 | 2 | 199,507,249 |
| Charoen Pokphand (Hong Kong) Company Limited | 9.24 | 2 | 199,507,249 |
| 正大國際投資有限公司 | 11.49 | 3 | 247,963,640 |
| Charoen Pokphand (China) Company Limited | 11.49 | 3 | 247,963,640 |
| Charoen Pokphand Holding Company Limited | 20.73 | 4 | 447,470,889 |
| Perfect Investment Limited | 20.73 | 5 | 447,470,889 |
| Pakeman Co. Inc. | 26.52 | 6 | 572,482,210 |
| CPI Holding Co., Ltd. | 2.16 | 7 | 46,709,735 |
| C.P. Intertrade Co., Ltd. | 2.16 | 7 | 46,709,735 |
| 謝國民 | 49.42 | 8 | 1,066,662,834 |
| 謝中民 | 49.42 | 8 | 1,066,662,834 |

附註：

1. Citigroup Inc.共持有181,886,124股股份，當中包括181,503,699股股份為抵押股份，364,625股股份為投資經理持有及餘下17,800股股份為受益人持有。

2. 卜蜂海外投資有限公司（「卜蜂海外」）直接擁有199,507,249股股份。Charoen Pokphand (Hong Kong) Company Limited（「CP Hong Kong」）亦公佈因擁有卜蜂海外股權，故同樣擁有該等199,507,249股股份之權益。

3. 正大國際投資有限公司（「正大國際」）直接擁有247,963,640股股份。Charoen Pokphand (China) Company Limited（「CP China」）亦公佈因擁有正大國際股權，故同樣擁有該等247,963,640股股份之權益。

4. Charoen Pokphand Holding Company Limited（「CP Holding」）亦公佈共持有447,470,889股股份，當中包括上文附註2所述因其於CP Hong Kong擁有股權而佔該等199,507,249股股份及上文附註3所述因其於CP China擁有股權而佔該等247,963,640股股份之權益。

5. Perfect Investment Limited公佈因其於CP Holding擁有股權（見上述附註4）而佔有CP Holding所公佈擁有該等447,470,889股股份之權益。

6. Pakeman Co. Inc. 實益擁有合共572,482,210股股份。

7. CPI Holding Co., Ltd.直接擁有46,709,735股股份。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI Holding Co., Ltd. 股權，故同樣擁有該等46,709,735股股份之權益。

8. 謝國民及謝中民均公佈因擁有三家公司股權，分別為Perfect Investment Limited公佈擁有之447,470,889股股份（見上述附註5）、Pakeman Co. Inc.公佈擁有之572,482,210股股份（見上述附註6）及C.P. Intertrade Co., Ltd.公佈擁有之46,709,735股股份（見上述附註7），故同樣擁有該等1,066,662,834股股份之權益。

除上文所披露者外，於最後實際可行日期，據本公司董事所知及作出合理查詢後，本公司董事並不知悉有任何人士（非本公司之董事或主要行政人員）可在所有情況下於本集團任何其他附屬公司之股東大會上投票之任何類別股本中，直接或間接擁有超過其面值5%或以上之權益。

## 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據本公司董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

## 一般事項

(a) 本公司之各董事及本集團任何成員公司概無簽訂現有或建議中之服務合約(任何一年內期滿或由公司終止合約時無須作出賠償之合約除外)(法定賠償除外)。

(b) 本公司之秘書為蔡綺媚小姐。彼分別為特許秘書及行政人員公會及香港公司秘書公會之會士。

(c) 本通函備有中英文本,惟應以英文本為準。